EXHIBIT 12


CONSENT OF INDEPENDENT AUDITORS

Lord Abbett Large-Cap Growth Fund:

We consent to the use in this Post-Effective Amendment No. 2 to Registration Statement No. 811-9597 of Lord Abbett Large-Cap Growth Fund on Form N-14 of our report dated December 15, 1999, on the Statement of Net Assets of Lord Abbett Large-Cap Growth Fund as of December 14, 1999 appearing in such Registration Statement, and of our report dated July 9, 1999 appearing (and incorporated by reference) in the annual report to shareholders of Lord Abbett Equity Fund for the year ended May 31, 1999 and to the references to us under the heading "Agreement and Plan of Reorganization" in the Combined Prospectus/Proxy Statement and on the cover page of the Statement of Additional Information, both of which are part of such Registration Statement.


DELOITTE & TOUCHE LLP
New York, New York
February 28, 2000